Exhibit 99.1

Arqit Quantum Inc. Announces Financial and Operational Results for the Fiscal Year 2023

$5.6 million of revenue and other operating income from discontinued operations for fiscal year 2023

Revenue for the second half of fiscal year 2023 from the sale of QuantumCloud™ symmetric key agreement encryption technology increased from the first half of fiscal year 2023

New specialised applications of QuantumCloud™ symmetric key agreement encryption technology, including NetworkSecure™, TradeSecure™ and WalletSecure™ offerings

13 channel partnerships signed in the fiscal year, including 8 in the second half of the period, with revenue generation commenced through 6 such relationships

London, UK – 21 November 2023 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit”), a global leader in quantum-safe encryption, today announced its operational and financial results for the full fiscal year 30 September 2023.

Operational Highlights

•	In December 2022, Arqit launched a pivot in go-to-market strategy to selling its cloud delivered QuantumCloudTM platform as a service (“PaaS") through channel partnerships rather than a previous emphasis on direct enterprise license sales. At that time, Arqit announced channel partnerships with Fortinet, Amazon Web Services Partner Network, Traxpay, AUCloud and Nine23. In the second half of fiscal year 2023, Arqit significantly expanded its announced channel partnership relationships with 8 new partners. After the end of the fiscal year, Carahsoft, which provides technology solutions to the U.S. Government market, joined as a channel partner. These additional partnerships expand Arqit’s geographic and market reach. Arqit expects to announce additional channel partner relationships across OEMs, distributors and resellers. Arqit’s channel partnerships include:

OEMS	Distributors	Resellers
Fortinet	AIEE	Amazon Web Services
Juniper	Carahsoft	AUCloud
	DETASAD	British Telecom ("BT")
	Exclusive Networks	Nine23
SNC MS UK
SecureCloud+
VTC, LLC dba Total Site Solutions
Traxpay

Registered number: 10544841. Registered Office: 7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential

As of 30 September 2023, Arqit has recognised revenue through six of its channel partnerships.

•	During fiscal year 2023, Arqit introduced its first three offerings of specialised applications of its QuantumCloudTM PaaS for specific vertical market opportunities: Arqit NetworkSecure™ for securing network firewalls; Arqit TradeSecure™ which provides a symmetric key agreement solution for digital assets, specifically trade finance documents; and Arqit WalletSecure™ which provides compliance analytics and digital asset security for financial services. Arqit continues to develop additional applications of its symmetric key agreement encryption technology for specific vertical markets.

-	Arqit NetworkSecure™ is integrated with firewall products of Fortinet and Juniper and is available for sale through distribution channels which include BT, Carahsoft and Exclusive Networks.

-	Arqit TradeSecure™ is offered to customers of Traxpay’s trade finance platform.

-	Arqit WalletSecure™ will be offered as part of an existing product offering of a major global financial services company. Arqit expects to formally announce the arrangement shortly.

•	During the second half of fiscal year 2023, Arqit delivered on revenue contracts with six channel partners representing sales of QuantumCloudTM Private Instance, QuantumCloudTM PaaS, Arqit NetworkSecure™ and Arqit TradeSecure™.

-	Five contracts signed in the second half of fiscal year 2023, an increase from two contracts signed in the first half of fiscal year 2023

-	One contract in the second half of fiscal year 2023 was a repeat contract with a certain channel partner

•	The Electronic Trade Documents Act (“ETDA”) 2023 came into force in September 2023 and permits the use of legally recognized digital trade documentation. Arqit believes Arqit TradeSecure™ is the only digital trade documentation solution which is compliant with EDTA and provides the benefits of symmetric key agreement encryption technology. Through its channel partner Traxpay, the first trade finance transaction under ETDA utilizing Arqit TradeSecure™ with identified customers is progressing toward conclusion.

•	Arqit previously announced its intention to sell or otherwise monetize its satellite under construction. While discussions remain on-going, Arqit has reclassified its satellite assets as “held for sale”. As a result, income and expenses from the satellite activities previously reported as “other operating income” and “administrative expenses” have been reclassified in this and prior reporting periods as “profit on discontinued operations” on Arqit’s consolidated statement of comprehensive income, with an explanatory footnote for further detail.

Registered number: 10544841. Registered Office: 7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential

•	In line with the technology pivot of December 2022, Arqit’s platform as a service contains no proprietary hardware, does not rely on quantum properties, is built entirely with standards based software and is capable of being rapidly and easily deployed into any standard cloud or data centre environment. Additionally, Arqit NetworkSecureTM, which hardens the security of networking devices, delivers stronger, simpler encryption in a manner that Arqit believes meets the demands of US National Security Memorandum 10 and National Security Agency Commercial Solutions for Classified Symmetric Key Management Requirements Annex 2.1 1. Arqit believes its ability to comply with such standards is expected to have a positive effect in the growth of the business since it represents an advantage over competing products which cannot meet such standards.

•	In September 2023, Arqit issued 20.8 million ordinary shares, together with warrants to purchase up to 20.8 million ordinary shares, at a combined offering price of $0.78 per ordinary share and accompanying warrant in a registered direct offering. The transaction closed on 12 September 2023. Proceeds to the company before fees and expenses were $16.2 million. Arqit’s cash balance as of 30 September 2023 was $44.5 million.

•	In December 2022, Arqit established an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering amount of up to $50.0 million. For the fiscal year ending 30 September 2023, Arqit issued 7,814,459 shares under the ATM Program, generating gross proceeds of $11.5 million.

Management Commentary

Fiscal year 2023 saw Arqit building out its go-to-market strategy and the specialised application suite that addresses specific vertical markets which we announced early in the fiscal year. We are pleased to have increased our go-to-market channels to 15 partnerships, including 8 announced in the second half of the year. In addition to our QuantumCloudTM PaaS, we now have three specialised applications which address the need for enhanced cryptographic security for enterprise firewalls, trade finance documentation and digital finance.

We are beginning to see revenue traction through our channel partnerships with revenues generated from contracts with six channel partners. Whilst revenue ramp up has been slower than anticipated, we are encouraged by the activation of many of our go-to-market channel partnerships.

Rationalizing our cost structure has been a priority during the period. In May, we announced a significant cost reduction initiative. Cost actions included a reduction in headcount to 147 at 30 September 2023 from 170 at 31 March 2023. Since the close of the fiscal year, we have taken additional cost reduction measures as we continue to build our channel partnership strategy.

Commenting, David Williams, Arqit Founder, Chairman and Chief Executive Officer said: “Arqit’s symmetric key agreement platform and its specialised applications have now been reviewed by and integrated with the products of major OEMS as well as added to the product line ups of leading technology distributors and resellers. Additionally, our products are now being utilized by end users. Our products are solving pressing problems for the world in what we believe to be a novel and compelling way.

With our channel partnership go-to-market strategy now firmly established, full activation of these channels is our focus to drive product adoption. We are encouraged by the signing of new contracts and repeat revenue with our partners in the second half of the period. Much work remains to be done but our confidence in our product addressing the needs of the marketplace for stronger, simpler encryption is high.”

Registered number: 10544841. Registered Office: 7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential

Fiscal Year 2023 Financial Highlights

The following is a summary of Arqit’s operating results for the twelve month period ended 30 September 2023. Comparison is made, where applicable, to the comparable period ended 30 September 2022. During the year Arqit reclassified intangible assets and the project development costs related to its satellite as assets held for sale and has been presented as a discontinued operation according to IFRS 5. As a result the 2022 comparative numbers have been reclassified under this new presentation.

•	Generated $5.6 million in revenue and other operating income from discontinued operations for fiscal year 2023 as compared to $20.0 million for the comparable period in 2022.

•	QuantumCloudTM revenue totalled $639,968 for the period as compared to $7.2 million for fiscal year 2022.

•	QuantumCloudTM revenue for fiscal year 2023 was generated from seven contracts.

-	Two contracts represented licenses for QuantumCloudTM Private Instance

-	One contract represented a license for QuantumCloudTM PaaS

-	Two contracts represented licenses for Arqit NetworkSecure™

-	One contract represented a license for Arqit TradeSecure™

-	Included in revenue contracts for the period are two contracts from one channel partner

•	QuantumCloudTM revenue for fiscal year 2022 was $7.2 million, of which $4.7 million was an enterprise license sold to Virgin Orbit. The sale of enterprise licenses no longer represents Arqit’s primary go-to-market strategy

•	Other operating income from discontinued operations of $5.0 million resulted primarily from Arqit’s project contract with the European Space Agency (“ESA”). Though the satellite under construction associated with the ESA contract has been reclassified as “held for sale”, Arqit continues perform under the contract. However, recognition of significant future other operating income associated with the satellite asset held for sale is uncertain.

•	Administrative expenses[1] for the period were $55.2 million versus $71.0 million for fiscal year 2022. Lower share based compensation and foreign exchange loss were the largest drivers of the variance between periods. As of 31 March 2023, headcount was 170 as compared to 147 at 30 September 2022. Following the cost reduction initiative implemented in May 2023, Arqit’s headcount was 147 as of fiscal year end 2023. Administrative expense for the period includes a $14.1 million non-cash charge for share based compensation versus a $21.7 million charge for the comparable period in 2022.

1 Administrative expenses are equivalent to operating expenses.

Registered number: 10544841. Registered Office: 7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential

•	Operating loss for the period was $84.4 million versus a loss of $63.7 million for fiscal year 2022. The variance in operating loss between periods primarily reflects lower revenue and the reclassification of “other operating income” as “profit from discontinued operations”, combined with a $12.3 million impairment on trade receivables and contract assets associated with the Virgin Orbit bankruptcy and a $17.6 million impairment associated with satellite project development costs.

•	Loss before tax from continuing operations for the period was $74.0 million. Adjusted loss before tax for the period was $84.7 million[2] which in management’s view reflects the underlying business performance once the non-cash change in warrant value is deducted from loss before tax. For fiscal year 2022, profit before tax from continuing operations was $53.4 million and adjusted loss before tax was $64.0 million. The variance between periods is primarily due to lower administrative expenses, impairment losses on trade receivables, impairment losses on intangible assets and the change in fair value of warrants.

•	Arqit ended fiscal year 2023 with cash and cash equivalents of $44.5 million versus a cash balance of $48.9 million as of Arqit’s 2022 fiscal year end.

•	During the period 3,093,686 restricted share units were granted under Arqit’s equity incentive plan. A total of 3,963,618 restricted share units and 6,303,402 options granted to employees, officers and directors under the plan were outstanding at 30 September 2023.

-ends-

Conference Call Information

Arqit will host a conference call at 11:00 a.m. ET / 8:00 a.m. PT on 21 November 2023 with the Company’s Founder, Chairman and CEO, David Williams, and CFO, Nick Pointon. A live webcast of the call will be available on the “News & Events” page of the Company’s website at ir.arqit.uk. To access the call by phone, please go to this link (registration link) and you will be provided with dial in details. To avoid delays, we encourage participants to dial into the conference call fifteen minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at ir.arqit.uk.

2 Adjusted loss before tax is a non-IFRS measure. For a discussion of this measure, how its calculated and a reconciliation to the most comparable measure calculated in accordance with IFRS, please see “Use of Non-IFRS Financial Measures” below.

Registered number: 10544841. Registered Office: 7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential

About Arqit

Arqit supplies a unique Symmetric Key Agreement Platform-as-a-Service which makes the communications links of any networked device or cloud machine or data at rest secure against current and future forms of attack on encryption – even from a quantum computer. Arqit’s Symmetric Key Agreement Platform delivers a lightweight software agent that allows devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and operate over zero trust networks. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents but also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. Arqit was recently awarded the Innovation in Cyber Award at the UK National Cyber Awards and Cyber Security Software Company of the Year Award at the UK Cyber Security Awards. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Gateway: arqit@gateway-grp.com

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Gateway: arqit@gateway-grp.com

Registered number: 10544841. Registered Office: 7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential

Use of Non-IFRS Financial Measures

Arqit presents adjusted loss before tax, which is a financial measure not calculated in accordance with IFRS. Although Arqit's management uses this measure as an aid in monitoring Arqit's on-going financial performance, investors should consider adjusted loss before tax in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with IFRS. Adjusted loss before tax is defined as loss before tax excluding change in fair value of warrants, which is non-cash. There are limitations associated with the use of non-IFRS financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. There can be no assurance whether (i) items excluded from the non-IFRS financial measures will occur in the future, or (ii) there will be cash costs associated with items excluded from the non-IFRS financial measures. Arqit compensates for these limitations by using adjusted loss before tax as a supplement to IFRS loss before tax and by providing the reconciliation for adjusted loss before tax to IFRS loss before tax, as the most comparable IFRS financial measure.

IFRS and Non-IFRS loss before tax

Arqit presents its consolidated statement of comprehensive income according to IFRS and in line with SEC guidance. Consequently, the changes in warrant values are included within that statement in arriving at profit before tax. The changes in warrant values are non-cash. After this adjustment is made to Arqit’s IFRS profit before tax of $74.0 million, Arqit’s non-IFRS adjusted loss before tax is $84.6 million, as shown in the reconciliation table below.

	Year end 30 September 2023 $’000	Year end 30 September 2022 $’000
(Loss)/profit before tax from continuing operations on an IFRS basis	$(74,049)	$53,408
Change in fair value of warrants	(10,638)	(117,394)
Adjusted loss before tax	$(84,687)	$(63,986)

The change in fair value of warrants arises as IFRS requires certain of our outstanding warrants to be carried at fair value within liabilities with the change in value from one reporting date to the next being reflected against profit or loss in the period. It is non-cash and will cease when the warrants are exercised, are redeemed, or expire.

Other Accounting Information

As of 30 September 2023, we had $33.1 million of total liabilities, $6,519 which related to certain of our outstanding warrants, which are classified as liabilities rather than equity according to IFRS and SEC guidance.  The warrant liability amount reflected in our consolidated statement of financial position is calculated as the fair value of the warrants as of 30 September 2023.  Our liabilities other than warrant liabilities were $33.1 million, and we had total assets of $99.8 million including cash of $44.5 million.

Registered number: 10544841. Registered Office: 7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, and (viii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 21 November 2023 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.

Registered number: 10544841. Registered Office: 7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential